Quidel Corporation
12544 High Bluff Drive, Suite 200
San Diego, CA 92130

September 23, 2014

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg,
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549 -3030

Re: Quidel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 000-10961

Dear Mr. Rosenberg:

On behalf of Quidel Corporation (“Quidel” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated September 11, 2014 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the heading and paragraph number in our letter correspond to the heading and paragraph number in the Comment Letter.

Notes to the Consolidated Financial Statements
Note 1. Company Operations and Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1.
Comment: Regarding the portion of your product sales related to diagnostic kits, which are utilized on leased instrument systems that remain your property and are capitalized on the balance sheet under property and equipment, please:

•	Tell us the amount of revenue recognized in each period presented, separately, for these diagnostic kits and the leased instrument systems;

Response:

The leased instruments are placed at customer sites at no separate cost to the customer under the Company’s reagent rental program in consideration for a multi-year agreement to purchase annual minimum amounts of consumables (“reagents” or “diagnostic kits”). The reagent rental agreements represent one unit of accounting as the instrument and consumables (reagents) are interdependent in producing a diagnostic result and neither has a stand-alone value with respect to these agreements.

No revenue is recognized at the time of instrument placement. As such, there was no revenue recognized for the leased instrument placements in fiscal years 2011, 2012 and 2013. All revenue associated with leased instruments is recognized when the title and risk of loss for the diagnostic kits have passed to the customer. Revenue associated with the diagnostic kits utilized on the leased instruments was $9,000 in 2011, $5.9 million in 2012 and $16.8 million in 2013 and such sales are included as a component of total revenues in the consolidated statements of income.

•	Identify for us the unit(s) of accounting for these arrangements; and

•	Tell us your method of separating, measuring, recognizing and classifying these arrangements with reference to authoritative literature supporting your method.

Response:

The leased instrument systems are placed with customers pursuant to reagent rental agreements and are accounted for under FASB ASC 605-25, Revenue Recognition, Multiple-Element Arrangements. In the Company’s application of FASB ASC 605-25-25 and ASC 605-25-30, the Company determined that the reagent rental agreements represent one unit of accounting as the instrument and consumables (“reagents” or “diagnostic kits”) are interdependent in producing a diagnostic result and neither has a stand-alone value with respect to these agreements. No revenue is recognized at the time of instrument placement. All revenue is recognized when the title and risk of loss for the diagnostic kits have passed to the customer. When an instrument is placed with a customer under a reagent rental agreement, the Company retains title to the equipment and it remains capitalized on the Company’s consolidated balance sheet as property and equipment. The instrument is depreciated on a straight-line basis over the shorter of the lease term or the life of the instrument. Depreciation expense is recorded in cost of sales included in the consolidated statements of income.

In response to the Staff’s comment, the Company will include the following enhanced disclosure regarding the Company’s revenue recognition policy in future filings:

“Revenue Recognition – The Company records revenues primarily from product sales. These revenues are recorded net of rebates and other discounts which are estimated at the time of sale, and are largely driven by various customer program offerings, including special pricing agreements, promotions and other volume-based incentives. Revenue from product sales are recorded upon passage of title and risk of loss to the customer. Change in title to the product and recognition of revenue occurs upon delivery to the customer when sales terms are free on board (“FOB”) destination and at the time of shipment when the sales terms are FOB shipping point and there is no right of return.

A portion of product sales include revenues for diagnostic kits, which are utilized on leased instrument systems under the Company’s “reagent rental” program. The reagent rental program provides customers the right to use the instruments at no separate cost to the customer in consideration for a multi-year agreement to purchase annual minimum amounts of consumables (“reagents” or “diagnostic kits”). When an instrument is placed with a customer under a reagent rental agreement, the Company retains title to the equipment and it remains capitalized on the Company’s consolidated balance sheet as property and equipment. The instrument is depreciated on a straight-line basis over the shorter of the lease term or the life of the instrument. Depreciation expense is recorded in cost of sales included in the consolidated statements of income. The reagent rental agreements represent one unit of accounting as the instrument and consumables (reagents) are interdependent in producing a diagnostic result and neither has a stand-alone value with respect to these agreements. No revenue is recognized at the time of instrument placement. All revenue is recognized when the title and risk of loss for the diagnostic kits have passed to the customer.”

As requested, this response letter has been filed on EDGAR under the form type label CORRESP. The Company understands the Commission may have additional comments after reviewing this letter.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, please contact the undersigned at (858) 552-7931 or rsteward@quidel.com.

Sincerely,

/s/ Randall J. Steward
Randall J. Steward
Chief Financial Officer